Act: 1933
Section: Sch B
Rule:
Public Availability: 9/28/2007


07078923

September 28, 2007

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

RE: Republic of Hungary (the "Republic")
Incoming letter dated September 20, 2007

Based on the facts presented, this Division would raise no objection if the Republic files with the Commission annual reports on Form 18-K under the Securities Exchange Act of 1934 and amendments to those annual reports on Form 18-K/A, and if the Republic incorporates by reference such filings into registration statements, including shelf registration statements, and related prospectuses filed with the Commission under the Securities Act of 1933, all as described in your letter.

Because this position is based on the representations made to the Division in your letter, it should be noted that different facts might require a different result. Further, this response only expresses this Division's position on enforcement action and does not express any legal conclusion on the questions presented.

Sincerely,



Michael Coco
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Jeffrey C. Cohen
Linklaters
1345 Avenue of the Americas
New York, NY 10105

September 28, 2007

Re: Republic of Hungary

Dear Mr. Cohen:

In regard to your letter of September 20, 2007 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

Linklaters

1345 Avenue of the Americas
New York, NY 10105
Telephone (+1) 212 903 9000
Facsimile (+1) 212 903 9100
Direct Line (1) 212 903 9014
jeffrey.cohen@linklaters.com

Paul M. Dudek
Chief
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

By Courier September 20, 2007

Dear Mr. Dudek:

Shelf Registration Statement on Schedule B of the Republic of Hungary

We are writing on behalf of the Republic of Hungary (the "Republic") to request an interpretive letter that would facilitate the process by which the Republic conducts public offerings of its debt securities in the United States.

Present Procedures

The Republic is a "seasoned" Schedule B issuer eligible to use the procedures for delayed and continuous offerings of securities set forth in Release No. 33-6424 dated September 2, 1982 (the "Release").

In accordance with the Release, the Republic currently has on file with the Securities and Exchange Commission (the "Commission") an effective shelf registration statement (Registration No. 333-131950, filed on May 4, 2006, the "Registration Statement"), which includes a basic prospectus dated May 4, 2006 (the "Basic Prospectus") containing all of the information required by Schedule B under the U.S. Securities Act of 1933, as amended (the "Securities Act") and other information deemed material to investors. The Basic Prospectus is currently required to be updated and delivered to dealers at least annually, and is distributed to prospective investors as required by the Release. Specific securities are offered by a prospectus supplement (or, if pursuant to a medium-term note program that the Republic may establish in the future, by a prospectus supplement and a pricing supplement, or "sticker") (all such documentation with respect to any offering, a "Prospectus Supplement") containing the terms of the securities being offered and a description of any material recent developments, as well as an issuer free-writing prospectus containing the pricing terms.

The Prospectus Supplement, together with the Basic Prospectus and/or issuer free-writing prospectus, is delivered to purchasers, and all necessary filings are made pursuant to Rule 424 under the Securities Act. As of the date of this letter, the Republic has not filed an Annual Report on Form 18-K (an "Annual Report") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with the Commission.

The Proposal

The Republic hereby requests an interpretive letter permitting it voluntarily to follow the procedures described below for those periods during which it is considering public offerings of its securities in the United States.

1. The Republic will annually file an Annual Report on Form 18-K with the Commission during any period when it desires to have access to shelf registration procedures. Such Annual Reports would include, as of their respective dates: (i) all of the information and exhibits called for by Form 18-K, and (ii) as additional exhibits thereto, any additional information required under Schedule B to be included in a Schedule B registration statement under the Securities Act (except as set forth in the next paragraph) together with additional information deemed material to investors. The resulting description of the Republic would be substantially as comprehensive as that currently included in the Republic's Basic Prospectus (included in the Registration Statement) and such information would be presented in substantially the same format as is currently included on pages 4-59 and T-1-T-9 of the current Registration Statement.

The Annual Reports on Form 18-K would not include certain Schedule B information, such as the description of securities and plan of distribution, which would continue to be included in the applicable Basic Prospectus and Prospectus Supplements containing the terms of any offering under the Republic's existing Registration Statement and any future shelf registration statements.

2. The Republic's Basic Prospectus and any Prospectus Supplement with respect to any offering of securities would contain a description of the securities offered thereby (including the Republic's obligations with respect to such securities), the plan of distribution, the application of proceeds, the debt record of the Republic, the name and address of its authorized agent in the United States and the names and addresses of counsel who will pass upon the validity of the securities. The Basic Prospectus, which could be used with respect to both continuous offerings such as medium-term note programs and delayed offerings such as shelf take-downs, would incorporate by reference the most recently filed Annual Report on Form 18-K of the Republic (and all exhibits thereto) and all amendments thereto filed on Form 18-K/A, and subsequently filed Annual Reports on Form 18-K and amendments thereto.

In order to implement the proposal outlined in this letter, the Basic Prospectus (or the Prospectus Supplement, if any, circulated together with such Basic Prospectus) would contain an undertaking to deliver upon request a copy of the Annual Report on Form 18-K and any other information incorporated by reference. The Republic's Registration Statement currently includes undertakings identical to the undertakings set forth in Item 512(a)(1), (2) and (3) and Item 512(i)(1) and (2) of Regulation S-K. The undertakings currently included in the Republic's Registration Statement obligating the Republic to file post-effective amendments (i) to include prospectuses required by Section 10(a)(3) of the Securities Act and (ii) to reflect in the Basic Prospectus any facts or events arising after the effective date of the Republic's Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in such Registration Statement, would be modified so as not to apply if the information required is included in a report under the Exchange Act that has been incorporated by reference into the Republic's Registration Statement. The agreement to provide legal opinions in post-effective amendments would be modified so as to permit the Republic to furnish such opinions by filing an amendment on Form 18-K/A to the Annual Report on Form 18-K.

As a result of the foregoing, except as required by the modified undertakings to be included in the Republic's Registration Statement, the Republic would not be required to file annual post-effective amendments to its Securities Act registration statement.

3. At the time when any registered securities are offered to the public, whether on a delayed offering basis or as part of a continuous offering, the Basic Prospectus, together with a Prospectus Supplement and issuer free-writing prospectus, if any, would be delivered to all purchasers. Any material recent developments subsequent to the date of the Basic Prospectus or the most recent Annual Report on Form 18-K would either be included in (i) a subsequent Annual Report on Form 18-K, or in a Form 18-K/A amendment, that is incorporated by reference into the Basic Prospectus or (ii) the Prospectus Supplement itself.

The Republic will amend its Annual Report on Form 18-K through the use of Form 18-K/A as often as is necessary to disclose material information contained in official budgetary, financial and statistical information or any other material information or developments. The Republic anticipates that the time for the filing of such Annual Reports and such amendments will correspond to the periodic release of official budgetary, financial and statistical information which will provide the basis for the Annual Reports on Form 18-K and amendments thereto. At present, it is expected that the Republic's Annual Reports on Form 18-K (other than for the year ended December 31, 2006) typically would be filed no later than September 30 of each year after the Republic's budgetary information for the previous year has become available, and that amendments would be filed on Form 18-K/A at such other times as other material official budgetary, financial or statistical information, if any, may be released, and otherwise as necessary to reflect any other material developments.

The information and documents that, under current procedures, must be filed by post-effective amendment at the time of an offering (the terms of the underwriting, any terms agreement, the list of names and addresses of the underwriters, an itemized list of expenses and legal opinions with respect to the securities) would instead be filed on, and incorporated into the Registration Statement by reference to, an Annual Report on Form 18-K or an amendment thereto on Form 18-K/A.

The Basic Prospectus, any Prospectus Supplement and any free-writing prospectus would be delivered to all purchasers of registered securities, and the Republic would, pursuant to the undertaking to be included in the Basic Prospectus, provide to each recipient of such Basic Prospectus and Prospectus Supplement who so requests, a copy of the most recent Annual Report on Form 18-K, together with all exhibits and amendments thereto. Otherwise, unless it chose to do so, the Republic would not make an annual public distribution of the Annual Report on Form 18-K, or of the exhibits or amendments thereto, or of the Basic Prospectus to dealers or prospective investors as contemplated by the Release.

Benefits of Proposal

We believe this proposal has several benefits to investors and to the Republic.

The Republic would be able to use shelf registration procedures more nearly identical to those available to foreign private issuers eligible to use Form F-3 and Rule 415, in accordance with the policy underlying the Release.

Up-to-date information with respect to the Republic would be made available to investors in the United States by procedures that are significantly less burdensome and expensive than present procedures.

Since the Republic would have the most recently available information on file, it would be in a position to access the United States markets at all times without undue effort or delay.

Timing and Implementation

As described above, the Republic currently has on file an effective registration statement on Schedule B (Registration No. 333-131950), including a Basic Prospectus with a full description of the Republic and its finances. The Republic desires to implement the proposal outlined in this letter as soon as possible by: (i) filing with the Commission an Annual Report on Form 18-K for the Republic's fiscal year ended December 31, 2006, which would include any changes and any additional information described above that was previously included in the Basic Prospectus, (ii) filing a post-effective amendment to the Registration Statement to provide for the changes to the Basic Prospectus described above and for the incorporation by reference of the Republic's most recent Annual Report on Form 18-K and any amendments thereto filed on Form 18-K/A, and (iii) amending the undertakings in Part II of the Republic's Registration Statement accordingly.

We believe that the procedures described herein are in accordance with previous interpretive letters issued by the Staff of the Division of Corporation Finance in a number of no-action letters. See, *e.g.*, Oesterreichische Kontrollbank Aktiengesellschaft and the Republic of Austria (available July 20, 2007); Republic of Uruguay (available March 8, 2005); Bolivarian Republic of Venezuela (available April 28, 2004); Landwirtschaftliche Rentenbank - Federal Republic of Germany (available January 30, 2003); Financement- Québec (available June 24, 2002); Government of Jamaica (available May 22, 2002); Republic of Italy (available February 4, 2002); Republic of Turkey (available October 19, 1999); Republic of South Africa (available October 4, 1999); Republic of Panama (available March 25, 1998); Federative Republic of Brazil (available May 15, 1997); Republic of Colombia (available February 3, 1997); Queensland Treasury Corporation and State of Queensland (available October 24, 1996); European Investment Bank (available August 29, 1996); State of Israel (available November 30, 1995); Republic of Argentina (available November 1, 1995); the Government of Victoria and Treasury Corporation of Victoria (available June 23, 1995); Nordic Investment Bank (available June 21, 1995); Commonwealth of Australia and the Australian Wheat Board (each available April 4, 1995); Japan Development Bank, Export-Import Bank of Japan and Japan Finance Corporation (available August 3, 1994); Republic of Portugal (available July 22, 1994); Kreditanstalt für Wiederaufbau and KfW International Finance Inc. (available July 18, 1994); Nacional Financiera, S.N.C. (available July 5, 1994); the United Mexican States (available February 25, 1994); the Province of Alberta (available November 12, 1993); the Province of Manitoba (available September 15, 1993); Ireland (available January 7, 1993); Her Majesty the Queen in Right of New Zealand (available December 22, 1992); Province of Ontario and Ontario Hydro (available May 7, 1992); the Province of British Columbia (available April 24, 1992); the Province of Saskatchewan (available May 26, 1992); Province de Quebec and Hydro Quebec (available November 6, 1991); the Province of New Brunswick (available July 18, 1991); and Canada and its crown corporations (available April 16, 1991).

Conclusion

For the reasons set forth above, we believe our proposal presents an efficient, cost-effective mechanism for updating the Republic's Registration Statement. We therefore request permission for the Republic to file voluntarily with the Commission Annual Reports on Form 18-K under the Exchange Act and amendments to such reports on Form 18-K/A and to incorporate such filings by reference into the Republic's Registration Statement, all as described above.

If you have any questions or need any further information with respect to the matters set forth in this letter, please contact me at (212) 903-9014.

Very truly yours,



Jeffrey C. Cohen

cc:

dr. Zsolt Szita LL.M.
Chief Legal Counsel
GDMA Pte Ltd.

END